Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GenOn Energy, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-170952) on Form S-8 of GenOn Energy, Inc. of our report dated March 1, 2011, with respect to the consolidated balance sheets of GenOn Energy, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), cash flows and the related financial statement schedules for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting at December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of GenOn Energy, Inc.

/s/ KPMG LLP

Houston, Texas
March 1, 2011